EXHIBIT 99.2

Hydrogenics Corporation

Second Quarter 2014 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

This Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and operations of Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), for the three and six months ended June 30, 2014 and updates our MD&A for fiscal 2013. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditor’s Report for fiscal 2013 and the Consolidated Interim Financial Statements for the three and six months ended June 30, 2014.

The Corporation prepares its consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”).  All financial information contained in this MD&A and in the audited consolidated interim financial statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for certain “Non-IFRS Measures” in Section 9 of this MD&A.

This MD&A is dated July 30, 2014 and all amounts are denominated in US dollars, unless otherwise noted.

Additional information about Hydrogenics, including our 2013 Consolidated Financial Statements and our Annual Report on Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 19 of this MD&A.

“Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries and Old Hydrogenics and its subsidiaries.

For additional information, please use www.hydrogenics.com/investor.

Second Quarter 2014 Management’s Discussion and Analysis	Page 2

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Operating Results A detailed discussion of our operating results for the three and six months ended June 30, 2014	4
2	Financial Condition A discussion of the significant changes in our consolidated interim balance sheets	11
3	Summary of Quarterly Results A summary view of our quarterly financial performance	12
4	Liquidity and Capital Resources A discussion of our cash flow, liquidity, credit facilities and other disclosures	13
5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies	16
6	Recent Accounting Pronouncements A discussion of IFRS developments that have, will or might affect the Corporation	16
7	Outlook The outlook for our business	16
8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting	17
9	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	17
10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements	19

Second Quarter 2014 Management’s Discussion and Analysis	Page 3

Hydrogenics Corporation

1	Operating Results
A detailed discussion of our operating results for the three and six months ended June 30, 2014

All references to per share amounts pertain to net loss per share and are presented on a consolidated basis. Certain of the prior year’s figures have been revised, please refer to Note 2 of the Consolidated Financial Statements for the period ended June 30, 2014 for further information.

Hydrogenics Corporation
Summary Financial Analysis
(in thousands of US dollars, except per share amounts)

	Three months ended June 30			Six months ended June 30
	2014	2013	% Favourable (Unfavourable)	2014	2013	% Favourable (Unfavourable)
		Revised			Revised
Consolidated Interim Statements of Operations and Comprehensive Loss
OnSite Generation	$7,514	$4,844	55%	$13,477	$11,310	19%
Power Systems	3,209	4,942	(35%)	5,305	10,867	(51%)
Revenues	10,723	9,786	10%	18,782	22,177	(15%)

Gross profit	3,240	2,750	18%	5,158	6,626	(22%)
Percentage of Revenues	30%	28%		27%	30%

Selling, General and Administrative Expenses	1,979	4,875	59%	6,546	8,497	23%
Research and Product Development Expenses	915	926	1%	1,831	1,786	(3%)

Gain (Loss) from Operations	346	(3,051)	111%	(3,219)	(3,657)	12%
Net Loss	(125)	(4,178)	97%	(3,873)	(5,317)	27%
Net Loss Per Share	(0.01)	(0.49)	98%	(0.41)	(0.63)	35%

Consolidated Interim Statements of Cash Flows
Cash used in Operating Activities	(4,802)	(773)	(521%)	(8,617)	(6,932)	(24%)

Other Measures
Cash Operating Costs1	3,611	3,794	(5%)	7,338	7,502	(2%)
Adjusted EBITDA1	(288)	(870)	67%	(2,016)	(702)	187%
__________________
1 Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Please refer to Section 9 of this MD&A.

Second Quarter 2014 Management’s Discussion and Analysis	Page 4

Hydrogenics Corporation

	Three months ended June 30			Six months ended June 30
	2014	2013	% Favourable (Unfavourable)	2014	2013	% Favourable (Unfavourable)
		Revised			Revised
Selected Additional Information
Total Assets	45,082	39,654	14%	45,082	39,654	14%
Total Non-Current Liabilities (excluding Deferred Revenue)	5,069	3,043	(67%)	5,069	3,043	(67%)

Second Quarter 2014 Management’s Discussion and Analysis	Page 5

Hydrogenics Corporation

Highlights for the three months ended June 30, 2014 compared to the three months ended June 30, 2013

•
Revenues increased 10% or $0.9 million, reflecting a significant increase in revenues from our OnSite Generation revenues due to growth, partially offset by a decrease in Power Systems revenue. The decrease in Power Systems revenue results primarily from the timing of orders from Commscope in Q1 and Q2 2013 with no comparable orders during the same period in 2014.  During the second quarter of 2014, the OnSite Generation and the Power Systems business segments received new orders totaling $5.5 million (June 30, 2013 - $3.4 million) and $13.6 million (June 30, 2013 - $1.3 million), respectively. The increase in orders received in our Power Systems business segment is primarily the result of orders received from the signing of a definitive agreement to create a joint venture with Kolon Water & Energy, part of a leading conglomerate in South Korea to capitalize on renewable energy opportunities. Included within the backlog of $67.1 million at June 30, 2014 is $40.1 million which is expected to be recorded as revenue in the following twelve months.

						Expected Revenue Recognition
	March 31, 2014 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	June 30, 2014 backlog	During next 12 mo	Beyond next 12 mo
OnSite Generation	24.5	5.6	0.0	7.5	22.6	22.1	0.5
Power Systems	34.0	13.6	0.1	3.2	44.5	18.0	26.5
Total	58.5	19.2	0.1	10.7	67.1	40.1	27.0

•
Cash operating costs decreased 5% or $0.2 to $3.6 million from $3.8 million for the comparable period in 2013, with costs as a percent of revenue falling 5%. The decrease in costs results from a decrease in marketing expenses and reduced compensation costs as compared to 2013 due to the increased business performance in 2013.

•
Adjusted EBITDA loss decreased 67% to $0.3 million from $0.9 million, against the comparable period in 2013. The improvement reflects an increase in gross margin of $1.5 million due to increased revenues in the three months ended June 30, 2014.

•
Net loss decreased to a loss of $0.1 million from a loss of $4.2 million or 111%, against the comparable period in 2013. The change reflects (i) the $0.6 million decrease in Adjusted EBITDA loss described above; (ii) the lack of a comparable $1.2 million of finance loss due to the change in the fair value of warrants attributable to the increase in our share price in 2013, as well as  (iii) a gain of $1.0 million in 2014 relating to stock-based compensation expenses as a result of the decrease in our share price as compared to a loss of $1.8 in the comparable period in 2013 as a result of the increase in our share price in that period; partially offset by (iv) $0.3 million of  additional foreign currency losses and interest expense.

•
Cash and cash equivalents and restricted cash were $18.9 million at June 30, 2014, a $5.1 million increase from December 31, 2013 primarily reflecting: (i) $13.7 million of proceeds from the issuance of common shares and exercise of options; and (ii) $0.9 million of proceeds from the loan agreement with the Ministry of Ontario; offset by (iIi) $8.6 million of cash used by operating activities; and (iv) $0.5 million of capital expenditures.

Second Quarter 2014 Management’s Discussion and Analysis	Page 6

Hydrogenics Corporation

Highlights for the six months ended June 30, 2014 compared to the six months ended June 30, 2013

•
Revenues decreased $3.4 million, or 15%, reflecting the timing of orders from Commscope in Q1 and Q2 2013 with no comparable orders during the same period in 2014.  The increase in revenues from our OnSite Generation business segment results primarily from delays encountered in the corresponding period in 2013 in the execution of anticipated sales orders for the period and therefore delays in project commencement and completion. During the first six months of 2014, the OnSite Generation and the Power Systems business segments received orders totaling $13.7 million (June 30, 2013 - $5.6 million) and $15.4 million (June 30, 2013 - $6.4 million), respectively.  The increase in orders received in our Power Systems business segment is primarily the result of orders received from the signing of a definitive agreement to create a joint venture with Kolon Water & Energy, part of a leading conglomerate in South Korea to capitalize on renewable energy opportunities. Included within the Power Systems new orders in the six months ended June 30, 2014, is $7.6 million of long term backlog which is not expected to be recognized as revenue in the following twelve months. Included within the backlog of $67.1 million at June 30, 2014 is $40.1 million which is expected to be recorded as revenue in the following twelve months.

						Expected Revenue Recognition
	Dec. 31, 2013 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	June 30, 2014 backlog	During next 12 mo	Beyond next 12 mo
OnSite Generation	22.5	13.7	(0.1)	13.5	22.6	22.1	0.5
Power Systems	34.5	15.4	(0.1)	5.3	44.5	18.0	26.5
Total	57.0	29.1	(0.2)	18.8	67.1	40.1	27.0

•
Cash operating costs were $7.3 million, a reduction of $0.2 million for the comparable period in 2013, with costs as a percent of revenue rising 5%. The decrease is primarily attributable to a $0.2 million decrease in marketing expenses and reduced compensation costs as compared to 2013 due to the increased business performance in 2013.

•
Adjusted EBITDA loss declined to $2.0 million from $0.7 million. The decline reflects a reduction in gross margin of $1.5 million due to reduced revenues, offset by an decrease in selling, general and administrative expenses of $0.2 million as noted above in cash operating costs.

•
Net loss improved 27% to a loss of $3.9 million from a loss of $5.3 million for the comparable period in 2013. The improvement reflects (i) the decrease in Adjusted EBITDA loss of $1.3 million noted above; (ii) a $1.0 million decrease in finance loss primarily attributable to the change in the fair value of warrants attributable to the increase in our share price in 2013, whereas at June 30, 2014 there are no outstanding warrants remaining and no significant finance losses recorded in the six month period ended June 30, 2014; as well as (iii) a reduction in stock-based compensation in the six months ended June 30, 2014 as compared to 2013 as a result of the decrease of our share price.

Second Quarter 2014 Management’s Discussion and Analysis	Page 7

Hydrogenics Corporation

Business Segment Review
We report our results in two business segments (OnSite Generation and Power Systems). Corporate and Other is the provision of corporate services and administrative support. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OnSite Generation
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2014	2013	% Favourable (Unfavourable)	2014	2013	% Favourable (Unfavourable)
Revenues	7,514	4,844	55%	13,477	11,310	19%
Gross profit	2,147	492	336%	2,914	1,963	48%
Percentage of Revenues	29%	10%		22%	17%

Selling, General and Administrative Expenses	825	787	(5%)	1,665	1,613	(3%)
Research and Product Development Expenses	390	248	(57%)	773	414	(87%)
Segment Income (Loss)	932	(545)	271%	476	(65)	832%

Revenues increased 55% and 19% for the three and six months ended June 30, 2014, respectively due to an increase in the execution of sales orders in the period. Sales through June 30, 2014 consisted primarily of the sale of electrolyzer products to customers in industrial gas markets. Orders awarded for the six months ended June 30, 2014 were $13.7 million (June 30, 2013 – $5.6 million). At June 30, 2014 we had $22.5 million of confirmed orders (June 30, 2013 – $13.3 million), the majority of which are anticipated to be delivered and recognized in revenues in 2014.

Gross Profit margins improved 18% and 17% respectively for the three and six months ended June 30, 2014. The increase of revenue for the three months ended June 30, 2014 brought production capacity up to normal levels, and no further costs were required relating to the warranty costs incurred in the first three months of 2014.

Selling, General and Administrative (“SG&A”) Expenses were $0.8 million and $1.7 million respectively for the three and six months ended June 30, 2014 comparable to the prior periods in 2013.

Research and Product Development (“R&D”) Expenses were up $0.1 and $0.3 million respectively, for the three and six months ended June 30, 2014 relating to increased research and development spending attributable to further prototype development costs.

Segment Income (Loss) increased $1.5 million for the three months ended June 30, 2014 attributable to the income incurred in the three months ended June 30, 2014 as a result of the increased revenue and gross profit described above.

Second Quarter 2014 Management’s Discussion and Analysis	Page 8

Hydrogenics Corporation

Power Systems
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2014	2013	% Favourable (Unfavourable)	2014	2013	% Favourable (Unfavourable)
Revenues	3,209	4,942	(35%)	5,305	10,867	(51%)
Gross Profit	1,093	2,258	(52%)	2,244	4,710	(52%)
Percentage of Revenues	34%	46%		42%	43%

Selling, General and Administrative Expenses	1,061	1,158	8%	2,115	2,336	22%
Research and Product Development Expenses	520	666	22%	1,051	1,354	9%
Segment Income (Loss)	(489)	448	(209%)	(923)	971	(195%)

Revenues decreased 35% and 51% respectively for the three and six months ended June 30, 2014 compared to 2013 as a result of the timing of orders from Commscope in Q1 and Q2 2013 with no comparable orders during the same period in 2014. Orders awarded for the six months ended June 30, 2014 were $15.3 million (June 30, 2013 - $6.4 million). The increase in orders received in our Power Systems business segment is primarily the result of orders received from the signing of a definitive agreement to create a joint venture with Kolon Water & Energy, part of a leading conglomerate in South Korea to capitalize on renewable energy opportunities. At June 30, 2014, we had $44.5 million of confirmed orders for Power Systems’ products and services (June 30, 2013 - $36.6 million). Included within the Power Systems new orders in the six months ended June 30, 2014, is $7.6 million of long term backlog which is not expected to be recognized as revenue in the following twelve months. We expect to recognize $18.0 million (40%) of the Power System’s products and services backlog as revenue in the following twelve months.

Gross Profit declined to 34% and 42% of revenues respectively for the three and six months ended June 30, 2013, compared to 46% and 43% respectively in the comparative prior periods, reflecting the impact of excess capacity in the period.

SG&A Expenses decreased 8% and 22% respectively for the three and six months ended June 30, 2014. The decrease results from a decrease in marketing expenses and reduced compensation costs as compared to 2013 due to the increased business performance in 2013.

R&D Expenses were down $0.3 million for the six months ended June 30. 2014, compared to the comparative prior period, attributable to a slight decrease in R&D project activity consistent with the increase in commercial activity which will lead to increased revenues in the second half of 2014.

Segment Income declined $0.9 million and $1.9 million respectively for the three and six months ended June 30, 2014 primarily reflecting the decrease in gross profit discussed above.

Second Quarter 2014 Management’s Discussion and Analysis	Page 9

Hydrogenics Corporation

Corporate and Other
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2014	2013	% Favourable (Unfavourable)	2014	2013	% Favourable (Unfavourable)
Selling, General and Administrative Expenses	93	2,930	97%	2,766	4,548	39%
Research and Product Development Expenses	5	12	58%	7	18	61%
Other Finance Gains (Losses), Net	(41)	(1,185)	97%	(181)	(1,536)	88%
Segment Loss	(570)	(4,081)	86%	(3,428)	(6,223)	45%

SG&A Expenses decreased 97% and 39% respectively for the three and six months ended June 30, 2014 due primarily to stock based compensation expenses indexed to the decrease in our share price. Excluding stock based compensation expenses indexed to the decrease in our share price selling, generation and administrative expenses have remained consistent with the prior period.

R&D Expenses for 2014 were less than $0.1 million, consistent with the comparative periods, and reflect the payment of intellectual property management fees.

Other Finance Gains (Losses) decreased $1.1 and $1.4 million respectively for the three and six months ended June 30, 2014 primarily the result of a $1.2 and a $1.6 million fair value revaluation loss recorded in the three and six months ended June 30, 2013 on the exercised and outstanding warrants related to the increase in our share price in 2013. There are no comparative figures in 2014 as there are nil outstanding warrants at June 30, 2014.

Segment Loss decreased $3.5 and $2.8 million respectively for the three and six months ended June 30, 2014 reflecting increases in other finance losses and SG&A expenses as noted above.

Second Quarter 2014 Management’s Discussion and Analysis	Page 10

Hydrogenics Corporation

2	Financial Condition
A discussion of the significant changes in our Consolidated Interim Balance Sheets

	June 30	December 31	Change
(in thousands of US dollars)	2014	2013	$	%
Cash, cash equivalents, restricted cash and short-term investments	$18,873	$13,847	5,026	36%
Trade and other receivables	8,015	5,391	2,624	49%
Inventories	18,196	12,821	5,375	42%
Operating Borrowings		-
Trade and other payables	13,923	13,193	730	6%
Warranty provisions (current and non-current)	3,226	2,893	333	12%
Deferred revenue (current and non-current)	15,041	13,653	1,388	10%
Warrants	-	1,075	(1,075)	(100%)
Other non-current liabilities	3,883	3,095	788	25%

Cash, cash equivalents, restricted cash and short-term investments were $18.9 million, an increase of $5.0 million or 36%. Refer to Section 4 - Liquidity and Capital Resources, for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $8.0 million, an increase of $2.6 million or 49% consistent with the schedule of deliveries taking place later in the quarter ended June 30, 2014 resulting in lower cash collections by June 30, 2014 relative to the comparative period. Also contributing to the increase is an increase in accrued receivables relating to the contract for integrated power propulsion systems for an OEM as revenue is recognized using the percentage of completion method which does not necessarily correspond with the cash collection of outstanding receivables.

Inventories were $18.2 million, an increase of $5.4 million or 42% compared to the prior period and consistent with our growth targets and our significant increase in business expected in the second half of 2014.

Trade and other payables were $13.9 million, an increase of $0.7 million, reflecting primarily a combined increase of trade and payroll liabilities of $2.1 million (20% of the December 31, 2013 balance) as a result of the increase requirements for inventory purchases and the strengthening of the Canadian dollar relative to the US dollar, partially offset by a decrease in liabilities for compensation indexed to share price of $0.9M due to a decrease in our share price.

Warranty provisions were $3.2 million, an increase of $0.3 million or 12% consistent with the increase in our revenues in the quarter.

Deferred revenues were $15.0 million, an increase of $1.4 million or 10% reflecting deposits received on increased order bookings.

Warrants were nil, a decrease of $1.1 million or 100% resulting from the exercise of 69,072 Series B warrants. There are no outstanding warrants as at June 30, 2014.

Other non-current liabilities were $3.9 million at June 30, 2014, an increase of $0.8 million or 25%. The increase primarily reflects a $0.7 million increase in long-term debt as a result of the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund.

Second Quarter 2014 Management’s Discussion and Analysis	Page 11

Hydrogenics Corporation

3	Summary of Quarterly Results
A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ended June 30, 2014.

(thousands of US dollars - except per share amounts)	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3
					As Revised
Revenues	$10,723	$8,059	11,000	9,236	9,786	12,391	9,817	7,897
Gross Profit	3,240	1,917	2,705	2,730	2,749	3,877	1,328	1,702
Percentage of Revenues	30%	24%	25%	30%	28%	31%	14%	22%
Adjusted EBITDA 2	(288)	(1,729)	(162)	(350)	(873)	170	(2,200)	(3,074)
Net Loss	(125)	(3,749)	(3,100)	(491)	(4,178)	(1,139)	(3,388)	(3,026)
Net Loss Per Share (Basic and Fully Diluted)	(0.01)	(0.40)	(0.35)	(0.05)	(0.49)	(0.15)	(0.44)	(0.39)
Weighted Average Common Shares Outstanding	9,605,220	9,073,527	9,003,960	8,963,599	8,542,637	7,843,373	7,724,427	7,688,197

4	Liquidity and Capital Resources
A discussion of our cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Provided By (Used in) Operating Activities

	Three months ended June 30			Six months ended June 30
(in thousands of US dollars)	2014	2013	$ Change	2014	2013	$ Change
Net loss for the year	$(125)	$(4,178)	4,053	$(3,873)	$(5,317)	1,444
(Increase) decrease in restricted cash	62	340	(278)	(191)	115	(306)
Changes in non-cash working capital	(4,126)	(331)	(3,795)	(6,097)	(6,424)	327
Other items not affecting cash	(613)	3,396	(4,031)	1,544	4,694	(3,150)
Cash provided by (used in) operating activities	$(4,802)	$(773)	(4,051)	$(8,617)	$(6,932)	(129)

Changes in cash used in operating activities for the three months ended June 30, 2014, compared to the three months ended June 30, 2013 are discussed below.

•	Net loss is analyzed above in Section 1 - Operating Results.

•	Non-cash working capital decreased $3.8 million as detailed above Section 2 - Financial Condition.

______________
1 2011 has not been restated for accounting standard changes related to employee benefits. The accounting changes were effective January 1, 2013 with retroactive adjustments to January 1, 2012.
2 Adjusted EBITDA is a Non-IFRS measure, see Section 9.

Second Quarter 2014 Management’s Discussion and Analysis	Page 12

Hydrogenics Corporation

•
Other items decreased by $4.0 million, primarily as a result of the decreased change in value of the liabilities for compensation indexed to share price of $2.8M as well as the lack of a $1.1 million other finance loss relating to an increase in the fair value of exercised and outstanding warrants related to the increase in our share price in 2013.

Changes in cash used in operating activities for the six months ended June 30, 2014, compared to the six months ended June 30, 2013 are discussed below.

•	Net loss is analyzed above in Section 1 - Operating Results.

•	Non-cash working capital increased $0.3 million as detailed above Section 2 - Financial Condition.

•
Other items decreased by $3.2 million, primarily as a result of the decreased change in value of the liabilities for compensation indexed to share price of $1.6M as well as the lack of a $1.5 million other finance loss relating to an increase in the fair value of exercised and outstanding warrants related to the increase in our share price in 2013.

As noted in our 2013 MD&A, we continue to anticipate using between $6.0 million and $8.0 million in 2014 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures for the year. While our first half of 2014 required significant non-cash working capital injections, we anticipate the second half of 2014 to be cash flow positive.   These estimates are based on our actual results for the six months ended June 30, 2014 and our outlook for the six months ending December 31, 2014.

In the first quarter of 2014, we filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities. The shelf prospectus will allow us to offer, from time to time over a 25-month period, up to $100 million of debt, equity and other securities. On May 13, 2014 the Company and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement with Canaccord Genuity, Craig-Hallum Capital Group LLC and Roth Capital Partners, LLC to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of $15 per share. The underwriters also retained an overallotment of 225,000 shares that could be issued at any time during the 30 days following the closing of the offering. On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,551.

Cash Used in Investing Activities

	Three months ended June 30			Six months ended June 30
(in thousands of US dollars)	2014	2013	$ Change	2014	2013	$ Change
Cash used in investing activities	$(219)	$(349)	$(130)	$(596)	$(538)	$(58)

Cash used in investing activities was $0.6 million for the six months ended June 30, 2014, consistent with the six months ended June 30, 2013.

Second Quarter 2014 Management’s Discussion and Analysis	Page 13

Hydrogenics Corporation

Cash Provided By Financing Activities

	Three months ended June 30			Six months ended June 30
(in thousands of US dollars)	2014	2013	$ Change	2014	2013	$ Change
(Repayment) proceeds of borrowings and operating borrowings	$(868)	$(1,412)	$544	$854	$-	$854
Common shares issued, warrants and options exercised	13,552	6,811	6,741	13,661	7,234	6,427
Other financing items	(339)	(250)	(89)	(389)	(299)	(90)
Cash provided by (used in) operating activities	12,345	5,149	7,196	14,126	6,935	7,191

Changes in cash provided by financing activities for the three months ended June 30, 2014, compared to the three months ended June 30, 2013 are discussed below.

•
Proceeds from common shares issued, and warrants and options exercised increased by $6.7 million over the comparative prior period. Proceeds during the three months ended June 30, 2014 included $13.6 million from the common share issuance.

•	Operating borrowings decreased by $0.5 million over the comparative prior period reflecting repayments from unrestricted cash on hand.

Changes in cash used in operating activities for the six months ended June 30, 2014, compared to the six months ended June 30, 2013 are discussed below.

•
Proceeds from common shares issued, warrants and options exercised increased $6.4 million over the comparative prior period. Proceeds during the six months ended June 30, 2014 included $13.6 million from the common share issuance and $0.1 from the exercise of warrants and stock options.

•	Operating borrowings increased by $0.9 million over the comparative prior period reflecting new borrowings under the loan agreement with the Province of Ontario.

Credit Facilities
We utilize a credit facility with a Belgian based financial institution, to better manage our short-term cash requirements and to support standby letters of credit and letters of guarantee provided to customers. At June 30, 2014, we had operating lines of credit for up to 7.0 million Euro, or the US equivalent of $9.6 million (December 31, 2013 - $12.0 million).

Pursuant to the terms of our credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 7.0 million Euros. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 0.75 million Euros, and a further 1.25 million Euros for general business purposes, provided sufficient room exists under the overall facility limit of 7.0 million Euros. At June 30, 2014, the amount outstanding of standby letters of credit and letters of guarantee issued under the facility amounted to 3.3 million Euros. At June 30, 2014, we had availability of 3.7 million Euro or the US equivalent of $5.0 million (December 31, 2013 - $4.4 million).

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1 million Euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding our subsidiary from providing security over its assets. Additionally, our subsidiary is required to maintain a solvency covenant of not less than 25% and ensure that its intercompany accounts with us do not fall below a defined level. At June 30, 2014, the Borrower was in compliance with these covenants.

Second Quarter 2014 Management’s Discussion and Analysis	Page 14

Hydrogenics Corporation

Within the Power Systems business segment, we have an additional $2.4 million (December 31, 2013 - $2.4 million) of operating lines of credit, for which $2.4 million is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At June 30, 2014, the Corporation had availability of $nil (December 31, 2013 - $nil).

Other Loan Facilities
On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million.  Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the repayment terms are unaffected; however, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

We drew CA $1.0 million on the loan during 2014. The remaining less than $0.1 million remains undrawn at June 30, 2014. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, we are required to maintain a minimum balance of cash in CAD dollars or, alternatively, obtain permission from the lender to maintain equivalent balances in other currencies.

Contingent Off-Balance Sheet Arrangements
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. We are not aware of any claims and no amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements as we are not aware of any claims.

5	Critical Accounting Policies and Estimates
A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Our consolidated interim financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the amounts reported in our consolidated interim financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2013 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2013. These policies are incorporated herein by reference. Preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from those estimates.

Second Quarter 2014 Management’s Discussion and Analysis	Page 15

Hydrogenics Corporation

6	Recent Accounting Pronouncements
A discussion of IFRS developments that have, will, or might affect the Corporation

Recently Issued Accounting Standards
Our accounting policies are described in note 2 of our consolidated interim financial statements. Information on the adoption and impact of new and revised accounting standards that the Corporation was required to adopt effective January 1, 2014 are as disclosed in our consolidated interim unaudited financial statements and related notes and as described in our 2013 MD&A dated March 6, 2014. There have been no material changes to our accounting policies from what was disclosed at that time other than what is disclosed in our consolidated interim financial statements.

The IASB has issued accounting standards that have not yet been adopted by the Corporation. The accounting standards are the same accounting standards issued but not yet applied as noted in the consolidated financial statements for the year ended December 31, 2013, except for those not adopted effective January 1, 2014 as disclosed in our consolidated interim financial statements.

7	Outlook
The outlook for our business.

Current Market Environment
We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We also continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

In addition, our agreement with CommScope lays the foundation for a strategic relationship dedicated to penetrating the large and growing market for telecom, AC, and DC backup power systems. This relationship resulted in our first significant order for telecom backup power in 2013.  We continue working closely with CommScope in North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing backup power markets around the globe. In that vein, we are developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.  However, we do not yet have visibility on significant near-term market opportunities in these backup power applications that have delivery in 2014.  We will continue to evaluate and pursue these opportunities as they arise.

Second Quarter 2014 Management’s Discussion and Analysis	Page 16

Hydrogenics Corporation

The traditional on-site industrial hydrogen market has also seen modest growth in recent months as economies in the regions that do not have ready access to hydrogen delivered by truck or pipe continue to improve.  This growth is reflected in the improved OnSite Generation backlog as well as opportunities in our sales pipeline.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and consolidated financial position.  At June 30, 2014, we maintain an order backlog of $67.1 million (December 31, 2013 - $57.0 million) spread across numerous geographical regions, of which $40.1 million is expected to be recorded as revenue in the following twelve months.

We are on track for our previously announced target of positive adjusted EBITDA with revenue exceeding $50.0 million for the 2014 year.

However, as a global corporation, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable.  This could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook
We operate in various markets and in this MD&A, define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macro economic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

A detailed analysis of delivery outlook by relevant market is contained in the 2013 Annual MD&A.  We believe that this analysis remains valid.  However, the timing of delivery and ultimate revenue recognition will be such that delivery will accelerate in the second half of 2014 with the fourth quarter representing the strongest quarter of the year for both deliveries and revenue recognition.

8	Internal Control over Financial Reporting
A statement of responsibilities regarding internal controls over financial reporting.

There were no changes in our internal controls over financial reporting during the interim period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9	Reconciliation and Definition of Non-IFRS Measures
A description, calculation and reconciliation of certain measures used by management.

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization and other losses “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated interim financial statements. Accordingly, we are presenting Adjusted EBITDA and cash operating costs in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Second Quarter 2014 Management’s Discussion and Analysis	Page 17

Hydrogenics Corporation

Earnings Before Interest, Taxes, Depreciation and Amortization
We report Adjusted EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA or Adjusted EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.

For the year ended December 31, 2013 we have also changed the definition of Adjusted EBITDA to exclude stock based compensation (both share settled and cash settled stock based compensation).  We believe that removing this expense allows for a better focus and measurement on operational performance.

Adjusted EBITDA is not a calculation based on IFRS and should not be considered an alternative to loss from operations or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated interim statements of cash flows. Investors should carefully consider the specific items included in our computation of Adjusted EBITDA. While Adjusted EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following is a reconciliation of Adjusted EBITDA with net loss. Adjusted EBITDA is regularly reported to the chief operating decision maker.

Adjusted EBITDA
(thousands of US dollars)	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Net loss	$(125)	$(4,178)	$(3,873)	$(5,317)
Finance loss (income)	471	1,127	654	1,660
Depreciation of property, plant and equipment	163	195	294	384
Amortization of intangible assets	15	9	24	18
Cash settled long term compensation indexed to share price	(969)	1,811	592	2,212
Share settled stock-based compensation expense	157	166	293	341
Adjusted EBITDA	$(288)	$(870)	$(2,016)	$(702)

Cash Operating Costs
We report cash operating costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

Cash operating costs are not based on IFRS and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated interim statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

Second Quarter 2014 Management’s Discussion and Analysis	Page 18

Hydrogenics Corporation

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs

(thousands of US dollars)	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
(Gain) Loss from operations	$(346)	$3,051	$3,219	$3,657
Add: Gross margin	3,240	2,750	5,158	6,626
Less: Stock-based compensation losses inclusive of compensation costs indexed to our share price	812	(1,977)	(885)	(2,553)
Less: Depreciation of property, plant and equipment	(80)	(21)	(130)	(210)
Less: Amortization of intangible assets	(15)	(9)	(24)	(18)
Cash operating costs	$3,611	$3,794	$7,338	$7,502

10	Risk Factors and Forward-looking Statements
Risk factors and caution regarding forward-looking statements

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

•
Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

Second Quarter 2014 Management’s Discussion and Analysis	Page 19

Hydrogenics Corporation

•
The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

•	Our mix of revenues in the recent past does not reflect our current business strategy; it may be difficult to assess our business and future prospects.
•	We may not be able to implement our business strategy and the price of our common shares may decline.
•
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

•
We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

•	Our operating results may be subject to currency fluctuation.
•	Our insurance may not be sufficient.
•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
•
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

•
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.

•	Changes in government policies and regulations could hurt the market for our products.
•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power-to-Gas market for our hydrogen energy storage products.
•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.
•
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
•
Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

•
We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

•	We may not be able to manage successfully the anticipated expansion of our operations.
•	If we do not properly manage foreign sales and operations, our business could suffer.

Second Quarter 2014 Management’s Discussion and Analysis	Page 20

Hydrogenics Corporation

•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
•
We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

•
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

•
We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
•	Our involvement in intellectual property litigation could negatively affect our business.
•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
•
As a result of the strategic alliance entered into with CommScope and Enbridge, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

•	A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
•
If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

•
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
•
As at June 30, 2014 there were 484,720 stock options to purchase our common shares, nil Series A and Series B warrants, and 84,274 DSUs. If these securities are exercised, our shareholders will incur substantial dilution.

Second Quarter 2014 Management’s Discussion and Analysis	Page 21

Hydrogenics Corporation

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on Nasdaq; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

Second Quarter 2014 Management’s Discussion and Analysis	Page 22

Hydrogenics Corporation

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2014 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Second Quarter 2014 Management’s Discussion and Analysis	Page 23